

KW 3/7

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

MAR 0 1 2013

| SEC FILE NUMBER |
| --- |
| 8- 66360 |

## FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING  01/01/2012  AND ENDING  12/31/2012

                                                    MM/DD/YY                                          MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:  SP Securities LLC

| | OFFICIAL USE ONLY |
| --- | --- |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:  (Do not use P.O. Box No.)

FIRM I.D. NO.

1800 St. James Place, Suite 400

(No. and Street)

Houston, Texas 77056

(City)                          (State)                          (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William H. Wilson, Jr., FINOP                               (832) 485-7105

                                                    (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McConnell & Jones, LLP

(Name – if individual, state last, first, middle name)

3040 Post Oak Boulevard, Suite 1600, Houston, Texas 77056

(Address)                     (City)                     (State)                     (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

## FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption.  See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



# OATH OR AFFIRMATION

I, __William H. Wilson, Jr._____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __SP Securities LLC_____ , as of __December 31_____ , 20_12_____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

__William H. Wilson, Jr., FINOP__
Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# SP SECURITIES LLC

## Financial Statements and Supplementary Information Required by SEC Rule 17a-5

### December 31, 2012

MJ  McCONNELL & JONES LLP
CERTIFIED PUBLIC ACCOUNTANTS

# SP SECURITIES LLC

## Financial Statements and Supplementary Information Required by SEC Rule 17a-5

## December 31, 2012

# SP SECURITIES LLC

## Table of Contents
## December 31, 2012



# McCONNELL & JONES LLP
### CERTIFIED PUBLIC ACCOUNTANTS

## INDEPENDENT AUDITORS' REPORT

To the Member of
SP Securities LLC

### *Report on the Financial Statements*

We have audited the accompanying statement of financial condition of SP Securities LLC (the "Company") as of December 31, 2012, and the related statements of income, changes in member's equity and cash flows for the year then ended that you are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

### *Management's Responsibility for the Financial Statements*

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

### *Auditor's Responsibility*

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Partnership's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

3040 Post Oak Blvd., Suite 1600
Houston, TX 77056
Phone: 713.968.1600
Fax: 713.968.1601

WWW.MCCONNELLJONES.COM



We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

*Opinion*

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SP Securities LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

*Other Matter*

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedule I "Net Capital Calculation" required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

*McConnell & Jones LLP*

Houston, Texas
February 25, 2013

**Assets**

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 9,885 |
| Total assets | $ | 9,885 |

**Liabilities and Member's Equity**

| | | |
|---|---|---|
| Liabilities | $ | – |
| Commitments and contingencies | | – |
| Member's equity | | 9,885 |
| Total member's equity | | 9,885 |
| Total liabilities and member's equity | $ | 9,885 |

*The accompanying notes are an integral part of this statement.*

# SP SECURITIES LLC

## Schedule of Operations
## Year Ended December 31, 2012

| | | |
|---|---|---:|
| **Revenue** | | |
| Fee income | $ | 2,780,613 |
| | | 2,780,613 |
| **Expenses** | | |
| Proportional allocation service fees | | 2,778,412 |
| Management fees | | 1,200 |
| Bank Service Charges | | 15 |
| Total expenses | | 2,779,627 |
| **Net Income** | $ | 986 |

*The accompanying notes are an integral part of this statement.*

# SP SECURITIES LLC

## Statement of Changes in Members' Equity
## Year Ended December 31, 2012

| | | |
|---|---|---|
| **Balance at January 1, 2012** | $ | 8,899 |
| Net income | | 986 |
| **Balance at December 31, 2012** | $ | 9,885 |

# SP SECURITIES LLC

## Statement of Cash Flows
## Year Ended December 31, 2012

| | | |
|---|---|---:|
| **Cash flows from operating activities** | | |
| Net income | $ | 986 |
| Net cash provided by operating activities | | 986 |
| **Net increase in cash and cash equivalents** | | 986 |
| | | |
| **Cash and cash equivalents – beginning of year** | | 8,899 |
| **Cash and cash equivalents – end of year** | $ | 9,885 |

*The accompanying notes are an integral part of this statement.*

**Note 1    General Information and Summary of Significant Accounting Policies**

*Description of Business*

SP Securities, LLC (the "Company") was formed on January 15, 2004, as a Texas Limited Liability Company and its member has limited personal liability for the obligations or debts of the entity. The Company is registered as a fully disclosed broker-dealer of securities under the Securities Exchange Act of 1934 and is a member of Financial Industry Regulatory Authority (FINRA). The Company is a wholly-owned subsidiary of Sage Partners Ltd (Parent).

The Company does not underwrite securities or participate in the brokerage of publicly traded securities.

If necessary, the Parent will provide financial support to the Company sufficient to satisfy its obligations as they become due until at least January 1, 2014.

*Basis of Accounting*

The financial statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

*Cash and Cash Equivalents*

The Company considers all short-term highly liquid investments which are readily convertible into cash and have maturities as of the date of purchase of three months or less to be cash equivalents.

*Income Taxes*

The Company is not recognized as a taxable entity for federal income tax purposes; thus, no income tax expense has been recorded in the financial statements. However, the Company is subject to state income taxes, including the Texas margin tax. Such amounts were immaterial in 2012. Taxable income of the Company is reported on the member's federal tax return.

*Revenue Recognition*

The Company recognizes revenues from commissions/fees generated from facilitating the placement of equity and debt instruments for its clients and from providing financial services. Revenues are recognized when earned.

*Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenue and expenses at the date of the financial statements. Actual results could differ from those estimates.

**Note 2    Related Party Transactions**

Effective April 10, 2004, the Company entered into an office and administrative agreement with its Parent. The term of the agreement is for one year and thereafter renewed automatically for successive one year terms unless terminated upon 30 day written notice by either party. The Company incurred management fees of $1,200 for the year ended December 31, 2012. In addition, the agreement provides for additional fees of 95% of the adjusted net operating income or an amount mutually agreed by the Company and its Parent, as defined in the management agreement and other overhead expenses incurred by its Parent. During the year, the Company paid such additional fees of $2,778,412.

**Note 3    Net Capital Requirements**

In accordance with Rule 15c3-1 of the Securities and Exchange Commission ("SEC"), the Company's aggregate indebtedness, as defined, shall not exceed 15 times its net capital. The Company must also maintain minimum net capital, subject to the requirements of a fully disclosed broker-dealer. As of December 31, 2012, the Company's net capital, as defined, of $9,885 exceeded the required minimum by $4,885 and the Company had no aggregate indebtedness.

**Note 4    Subordinated Liabilities**

There were no liabilities subordinated to claims of general creditors at any time during the year ended December 31, 2012. Therefore, the statement of changes in liabilities subordinated to claims of general creditors as specified by rule 17a-5(d)(2) has not been presented for the year ended December 31, 2012.

**Note 5    Reserve Requirements and Information Relating to the Possession or Control Requirements for Broker-Dealers**

A computation for determination of reserve requirements and information relating to possession or control of securities as specified by rule 15c3-3 and rule 17a-5(d)(3) were both omitted and are not required as the Company operates pursuant to the exemptive provisions of SEC Rule 15c3-3(k)(2)(i). The Company does not hold customer funds or securities.

Note 6   **Securities Investor Protection Corporation**

The Securities Investor Protection Corporation ("SIPC") supplemental report specified by rule 17a-5(e)(4) has been submitted since the Company generated revenue over $500,000 during 2012.

**SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934**

# SCHEDULE I
## NET CAPITAL COMPUTATION
## AS REQUIRED BY RULE 15c3-1 OF THE
## SECURITIES AND EXCHANGE COMMISSION FOR
## CRUTCHFIELD SECURITIES, L.L.C.

## December 31, 2012

COMPUTATION OF NET CAPITAL

| | | | |
|---|---|---|---|
| Total assets | | $ | 9,885 |
| Less - total liabilities | | | - |
| Net worth | | | 9,885 |
| Deductions from and/or charges to net worth | | | |
| Total non-allowable assets | - | | |
| Other deductions or charges | - | | |
| Total deductions from net worth | | | - |
| Net capital before haircuts on securities positions | | | 9,885 |
| Haircuts on securities | | | |
| Certificates of deposit and commercial paper | - | | |
| U.S. and Canadian government obligations | - | | |
| State and municipal government obligations | - | | |
| Corporate obligations | - | | |
| Stock and warrants | - | | |
| Options | - | | |
| Arbitrage | - | | |
| Other securities | - | | |
| Undue concentration | - | | - |
| Net capital * | | $ | 9,885 |

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

| | | | | |
|---|---|---|---|---|
| Net capital requirement, the greater of: | | | | |
| 1/15 of Aggregate Indebtedness | $ | - | | |
| Minimum Dollar Requirement | $ | 5,000 | $ | 5,000 |
| Net capital | | | | 9,885 |
| Excess Net Capital | | | $ | 4,885 |
| Aggregate Indebtedness | | | $ | - |
| Excess net capital @ 1,000% | | | | |
| (Net capital, less 10% aggregate indebtedness) | | | $ | 4,885 |
| Ratio of aggregate indebtedness to net capital | | | | - % |
| Ratio of subordinated indebtedness to debt/equity total | | | | N/A |

\* The reconciliation of the computation of net capital under rule 15c3-1 to the computation of net capital as filed by the Company on form X-17A-5 on January 11, 2013, is not required as no difference exist.

**INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL
REQUIRED BY RULE 17a-5 OF
THE SECURITIES AND EXCHANGE COMMISSION
ACT OF 1934**



# McCONNELL & JONES LLP
#### CERTIFIED PUBLIC ACCOUNTANTS

## INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
## AS REQUIRED BY RULE 17a-5 OF THE SECURITIES
## AND EXCHANGE COMMISSION ACT OF 1934

To the Members of
SP Securities LLC

In planning and performing our audit of the financial statements and supplemental schedules of SP Securities LLC (the "Company"), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them

3040 Post Oak Blvd., Suite 1600
Houston, TX 77056
Phone: 713.968.1600
Fax: 713.968.1601

WWW.MCCONNELLJONES.COM



to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

*McConnell & Jones 22P*

Houston, Texas
February 25, 2013

**SP SECURITIES, LLC**
**YEAR ENDED DECEMBER 31, 2012**
**SIPC GENERAL ASSESSMENT RECONCILIATION**
**SUPPLEMENTAL REPORT**

# McCONNELL & JONES LLP
CERTIFIED PUBLIC ACCOUNTANTS

## Independent Accountants' Report on Applying Agreed-Upon Procedures Related to SIPC Assessment Reconciliation

To the Manager of SP Securities LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by SP Securities LLC .(the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences after rounding;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting there is no adjustments; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, noting no differences after rounding.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

*McConnell & Jones 22P*

Houston, Texas
February 25, 2013

3040 Post Oak Blvd., Suite 1600
Houston, TX 77056
Phone: 713.968.1600
Fax: 713.968.1601

WWW.MCCONNELLJONES.COM

# SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371 8300
## General Assessment Reconciliation

For the fiscal year ended **12/31/2012**
(Read carefully the instructions in your Working Copy before completing this Form)

## TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address. Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

> 066360   FINRA   DEC
> SP SECURITIES LLC      18*18
> 1800 SAINT JAMES PL STE 400
> HOUSTON TX 77056-4187

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

_____

2.  A.  General Assessment (item 2e from page 2)                                $ __6,952__

    B.  Less payment made with SIPC-6 filed (**exclude interest**)              ( __2,414__ )

    _____
            Date Paid
    C.  Less prior overpayment applied                                          ( __111__ )

    D.  Assessment balance due or (overpayment)                                 __4,427__

    E.  Interest computed on late payment (see instruction E) for_____days at 20% per annum   _____

    F.  Total assessment balance and interest due (or overpayment carried forward)   $ __4,427__

    G.  PAID WITH THIS FORM:
        Check enclosed, payable to SIPC
        Total (must be same as F above)                  $ __4,427__

    H.  Overpayment carried forward                       $( _____ )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

_____SP Securities LLC_____
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the __11th__ day of __January__ , 20__13__ .

_____Designated member_____
(Title)

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

**SIPC REVIEWER**

Dates: _____   _____   _____
       Postmarked   Received    Reviewed

Calculations _____        Documentation _____        Forward Copy _____

Exceptions:

Disposition of exceptions:

1

# DETERMINATION OF "SIPC NET OPERATING REVENUES"
## AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2012**
and ending **12/31/2012**

**Eliminate cents**

**Item No.**

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)    $ _2,780,613_

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions                        _-0-_

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business.
(See Instruction C):

_____

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.    $_____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).    $_____

Enter the greater of line (i) or (ii)

Total deductions                        _-0-_

2d. SIPC Net Operating Revenues            $ _2,780,613_

2e. General Assessment @ .0025            $ _6,952_
(to page 1, line 2.A.)

2



www.mcconnelljones.com